
COVANTA

Illuminating Points of Power

Covanta 2011 Annual Report

Covanta
is an internationally
recognized owner and operator of
Energy-from-Waste (EfW) projects.
Our state-of-the-art facilities convert
municipal solid waste into clean,
renewable energy for communities
around the world. For more
information, please visit
covantaenergy.com.


Relationships
Technology
Sustainability
Jobs
COVANTA
Energy
Performance
Innovation
Community

All around us, we see positive signs for our future: from enduring customer relationships to superior environmental solutions to cutting-edge technology. It's the power of what's possible that drives us in our daily pursuit to create energy for a cleaner world.



Major Municipal Waste Contract Transitions
With Client Communities
2008–2020
Merchant
Initial Agreement
Extension
Tip Fee
Haverhill
Niagara
SE Massachusetts
Tulsa
Warren
Indianapolis
Hempstead
Wallingford
Kent
Alexandria
Springfield
Pittsfield
Delaware Valley
Union
Service Fee Owned
Marion
Babylon
Stanislaus
Fairfax
Huntington
Bristol
Lake
Plymouth
Onondaga
SE Connecticut
Essex
Service Fee Operated
Hennepin
Hillsborough
Honolulu
Pasco
Lancaster
Hartford
Hudson Valley
Lee
MacArthur
York
Montgomery
Huntsville
Harrisburg
Long Beach
Dade
Burnaby
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020

Relationships

Repeat Performances–Covanta has successfully renewed nearly all contracts with an average contract extension of ten years.

Few businesses have the luxury and the privilege to think long-term the way we do. We are secure in knowing that 75% of our waste business is contracted and, to date, we have successfully renewed nearly all contracts upon expiration. Not only does this pave a long and steady road for us into the future, this level of commitment from our loyal customers inspires us to constantly improve our operations and exceed their expectations.

Community


RECYCLE
SAVE OUR TREES

Learning Early – First grader Arielle Ristau at Maria Regina School, Seaford, NY, prize winner in Covanta Hempstead's Poster Contest.

We are dedicated to cultivating strong relationships with our client communities. Enhancing knowledge and behavior is central to our mission and is realized daily, not only in philanthropic programs like Fishing for Energy, Rx4Safety, educational scholarships and poster contests, but also in our Community Outreach and Environmental Justice Policy, which codifies our outreach objectives of open communication and fair treatment of disadvantaged communities.

Technology

Covanta EfW Facility Emissions as a Percentage of Federal Permit Limits
2006–2011


37.6%
34.8%
34.1%
30.4%
29.9%
25.0%
2006
2007
2008
2009
2010
2011

Brilliant Reduction—We work every year to reduce emissions. Currently, at 25% of Federal Permit Limits, we're still not satisfied.

Covanta Research & Development works to develop and evaluate emerging technologies and to enhance the efficiency and environmental performance of our facilities. Our pioneering efforts to achieve Nitrogen Oxide emissions 50% or more below permit levels led to our proprietary LN™ and VLN™ technologies and has secured our technology leadership position in the industry. And our new development project in Durham York, Ontario will redefine the standard for clean EfW.


270 million tons of waste is buried in the U.S. every year in landfills
20 million tons of waste is annually converted into energy by Covanta

Sustainability

Potential Waste–Instead of burying it in the ground, waste is a valuable resource that can be recycled or converted into clean energy.

Corporations are ramping up their sustainability efforts all across the globe. Covanta is poised to present itself as a smart partner, with proven expertise in landfill avoidance, logistics, e-waste recycling and environmental services. We've unified our waste services to form Covanta 4Recovery as a way to broaden our footprint and expand our offering in the waste market. It's the right solution, in the right place, at the right time.



Magnetic Charm–The recently acquired shredder at Covanta Dade contributed about 15% of the metal revenues increase in 2011.

Innovation is a big word that fits into small spaces. Our Organic Growth & Innovation Group looks far beyond and close to home for ways to constantly improve our business: from new technologies that help us recover and recycle more metal, to incremental yet significant improvements in the operations, maintenance and administration of our day-to-day business–improvements that have the potential to both save money and grow the business over time.


$1,384
$1,583
$1,650
Revenue
$454
$470
$492
Adjusted EBITDA
$300
$318
$280
Free Cash Flow
$0.39
$0.42
$0.52
Adjusted EPS

Performance

Bars represent, from left to right, 2009, 2010 & 2011
($ in millions, except per share data)

Raising the Bar – Steady increases in key metrics are evidence that we are executing on our long-term strategy.

We are proud of our consistent performance: steady earnings growth, strong cash flow and creating value for our shareholders. But what's unique about our business model is its stability and predictability – allowing us to be confident about our future performance as well. The strength of our core business, our long-term contracts and predictable cash flow generation combine with our dedicated and knowledgable workforce to give us a positive outlook on our future.

Construction of one new EfW facility has the potential to generate approximately $1 billion in economic activity; creating up to 1,000 construction jobs over the span of three years and formalizing as many as 100 permanent green jobs for the community.

Jobs

Creating a Buzz – Local economies benefit in short and long-term ways when an EfW facility is part of the waste solution.

There is momentum afoot to create new jobs and industry and governments alike are turning toward the energy sector to capitalize on these opportunities. Energy-from-Waste facilities can be major stimulants to a local economy, creating new and permanent jobs. They employ skilled workers throughout planning, construction and operation, with enduring economic benefits created by sustainable waste management and renewable energy generation.

Energy



A Grid You Can Count On – Energy-from-Waste provides reliable power around the clock and across the globe.

Heightened awareness of energy conservation and clean energy sourcing makes this a particularly optimistic time for Covanta. Of the viable options for alternative energy, Energy-from-Waste is one of the few that is self-sufficient, offering reliable baseload power. Undeterred by unpredictable weather patterns or the natural impediments of windless days and sunless nights, Energy-from-Waste always keeps the lights on for you.

Dear Shareholders: Stability, growth, opti
use these words given the current econo
how we describe our performance and ou

Performance

In 2011, we executed on our plan and achieved our goals of continuing growth and maximizing shareholder value. Year-over-year, Revenue increased 4%, Adjusted EBITDA grew 5% and Adjusted EPS was up 24%. Through a disciplined approach to capital allocation, we returned $272 million to shareholders in 2011. We established a regular cash dividend of $0.30 per share annually, and repurchased $230 million of stock. We achieved this strong performance through hard work, focusing on our client relationships and executing on organic growth opportunities.

People

Our solid financial performance is a result of our best-in-class team, which is second to none. We are continually finding innovative ways to improve the business and add value. In 2011, we recorded our best-ever safety and environmental performance. We operated at levels far better than our mandated emissions limits on all fronts and are continually looking at new technologies and advancements to drive further progress.

Our team successfully operated through a number of natural disasters—hurricanes, earthquakes, tornados and unexpected storms—during the past year, providing uninterrupted baseload power to the areas around our facilities.

We recognize that our employees live and work in the neighborhoods in which we operate, and we continue to develop programs to protect the health and well-being of community residents and the environment. One example is our Rx4Safety program, where we collect medications at community-sponsored drug take-back programs and provide safe, free, assured destruction at our Energy-from-Waste (EfW) facilities. To date, we have destroyed more than 200,000 pounds of unwanted medications, preventing these drugs from falling into the wrong hands or the chemicals they contain from polluting water resources. Giving back to our communities is a key element of our business model and helps cement the strong bonds that we enjoy with our employees and clients.

mism—it's rare to hear business leaders nic environment. But at Covanta, this is r outlook.

Further, we created numerous jobs in our client communities by expanding our business portfolio in the past year. The correlation between Covanta growth and job creation provides further evidence that there are exponential economic benefits created by sustainable waste management and renewable energy generation. For example, our Honolulu expansion peaked at 300 workers during the year. When this project is finished in 2012, we'll hire more permanent employees and the facility will produce over 6% of Oahu's electricity, a sustainable solution that supports local businesses by reducing the island's dependence on imported oil.

Energy

During the year, we saw a dramatic shift in energy pricing across the nation due to increased natural gas production and a mild winter. Fortunately, we have a great deal of stability in our business as 75% of our energy revenue in 2012 is either hedged or under fixed-price contract. Of course that means we still have 25% exposed to market, and while this creates challenges, it also presents opportunities. For example, we are converting some of our oil-fired auxiliary burners to natural gas and we are installing a natural gas fueling station at our Essex County facility in New Jersey. Both projects are investments in our future that enhance our competitive position.

Organic Growth

Our organic growth strategy rests on three key pillars: improving metal recovery, growing our special waste business and using technology to enhance efficiencies.

In 2011, we increased our metals revenue by 35% to $74 million due to improved pricing and volume increases. During the year, Covanta's 41 EfW facilities in North America recycled over 400,000 tons of ferrous and over 15,000 tons of non-ferrous metal. That's the equivalent amount of steel in five Golden Gate Bridges and the amount of aluminum in over one billion aluminum beverage cans. To continue this growth, we plan to add new

Stability

Boiler Availability


100%
90%
80%
70%
2003
2004
2005
2006
2007
2008
2009
2010
2011

Growth

Adjusted EBITDA ($ in millions)


4% CAGR
$454
$470
$492
2009
2010
2011

and upgraded ferrous and non-ferrous recovery systems throughout the coming years. These are relatively modest investments with very attractive payback. We are already enjoying the results at our Dade facility in Florida, where our recently acquired shredder contributed nicely to our metal revenue growth in 2011.

Special waste, another key component of our organic growth strategy, replaces lower-priced spot waste and is becoming an increasingly important revenue stream for us. While we've been growing this business for several years, we still have a lot of runway with enhanced customer offerings through our Covanta 4Recovery business, which provides waste procurement and logistics, environmental services, metals recycling, e-waste recycling, and energy recovery initiatives. This group will play a critical role in our special waste initiative, which consists of three primary offerings for our customers: sustainable solutions, specialty services and assured destruction.

The third component of our organic growth plan is performance improvements. We are applying new technologies to continually reduce costs and increase productivity. For example, we developed a new ash conditioning system to improve metal recovery and lower our ash disposal costs. This benefits both sides of the Income Statement. We're also using innovation in terms of maintenance techniques and process automation to drive down costs.

Outlook

Going forward, we are confident about Covanta's future. We have a solid core business and a number of opportunities that could be significant drivers of additional growth. We are increasingly optimistic about the progressive energy policies being put in place throughout the world, particularly in Europe, Asia and Canada. This bodes well for EfW as an industry, and for Covanta as a world leader in the space. Furthermore, we are working to commercialize new technologies that, if successful, could accelerate

Optimism

Metal Recovery

In 2011, Covanta's 41 EfW facilities in North America recycled over 400,000 tons of ferrous and over 15,000 tons of non-ferrous metal. That's the equivalent amount of steel in five Golden Gate Bridges and the amount of aluminum in over one billion aluminum beverage cans.



STEP·UP

Safety Today and Every day is Paramount – Unleash the Power!

Covanta 4Recovery

our development potential. Finally, while not likely in the near-term, we believe that some form of new energy and waste policies in the U.S., one of the world's largest producers of waste and users of energy, will be necessary. We continue to advocate for U.S. policies that discourage burying waste in the ground and burning fossil fuels, and that promote generating clean energy-from-waste.

Conclusion

We are proud of our performance in 2011 and look forward to the work ahead. We thank all of our clients; it is our privilege to serve you and we will continue working hard to earn your trust. We also thank the entire Covanta team for staying focused on safety, client service, continuous improvement, innovation and execution. With your dedication, we will continue to prosper in the years ahead. And finally, we thank our shareholders for your continued support: we see a bright future for Covanta and we are committed to creating value for you by serving our clients.

SAMUEL ZELL
Chairman of the Board of Directors



ANTHONY J. ORLANDO
President and Chief Executive Officer



Selected Financial Data

Statements of Income[A]

(In millions, except per share amounts)

	For the Years Ended December 31,		
	2011	2010	2009
Waste and service revenues	$ 1,082	$ 1,036	$ 916
Electricity and steam sales	400	420	417
Other operating revenues	168	127	51
Total operating revenues	**$ 1,650**	**$ 1,583**	**$ 1,384**
Operating expenses	$ (1,432)	$ (1,428)	$ (1,220)
Write-down of assets, net of insurance recoveries	$ —	$ (34)	$ —
Operating income	$ 218	$ 155	$ 164
Total other expenses	$ (111)	$ (98)	$ (60)
Loss on extinguishment of debt	$ (1)	$ (15)	$ —
Income tax expense	$ (28)	$ (24)	$ (42)
Income from continuing operations	$ 84	$ 35	$ 65
Income from discontinued operations, net of taxes	$ 143	$ 36	$ 46
Net Income	$ 227	$ 71	$ 111
Net Income attributable to Covanta Holding Corporation	$ 219	$ 62	$ 102
Amounts attributable to Covanta Holding Corporation stockholders:			
Income from continuing operations	$ 79	$ 30	$ 61
Income from discontinued operations, net of taxes	140	32	41
Net Income attributable to Covanta Holding Corporation	$ 219	$ 62	$ 102
Basic Earnings per share attributable to Covanta Holding Corporation:			
Continuing operations	$ 0.56	$ 0.19	$ 0.39
Discontinued operations	0.99	0.21	0.27
Covanta Holding Corporation	$ 1.55	$ 0.40	$ 0.66
Diluted Earnings per share attributable to Covanta Holding Corporation:			
Continuing operations	$ 0.56	$ 0.19	$ 0.39
Discontinued operations	0.98	0.21	0.27
Covanta Holding Corporation	$ 1.54	$ 0.40	$ 0.66
Cash Dividend Paid Per Share:	$ 0.30	$ 1.50	$ —
Weighted average common shares outstanding:			
Basic	141	153	154
Diluted	142	154	155

Balance Sheet Data[A]

(In millions)

	As of December 31,		
Assets	2011	2010	2009
Cash and cash equivalents	$ 232	$ 126	$ 418
Restricted funds held in trust	$ 191	$ 233	$ 240
Assets held for sale	$ 18	$ 191	$ 200
Property, plant and equipment, net	$ 2,423	$ 2,478	$ 2,541
Total Assets	$ 4,385	$ 4,676	$ 4,934
Liabilities and Equity			
Long-term debt	$ 1,486	$ 1,565	$ 1,438
Project debt	$ 680	$ 803	$ 928
Liabilities held for sale	$ 3	$ 34	$ 52
Total Liabilities	$ 3,297	$ 3,517	$ 3,517
Total Covanta Holding Corporation stockholders' equity	$ 1,083	$ 1,126	$ 1,383

Reconciliation of Diluted Earnings Per Share to Adjusted EPS[(A)]

(In millions, except per share amount)

	For the Years Ended December 31,		
	2011	2010	2009
Continuing Operations-Diluted Earnings Per Share	$ 0.56	$ 0.19	$ 0.39
Reconciling Items	(0.04)	0.23	—
Adjusted EPS	**$ 0.52**	**$ 0.42**	**$ 0.39**
Reconciling Items			
Loss on extinguishment of debt	$ 1	$ 15	$ —
Effect on income of derivative instruments not designated as hedging instruments	(2)	(1)	(7)
Effect of foreign exchange loss on indebtedness	4	—	—
Gain on sales of businesses	(9)	—	—
Transaction-related costs	—	—	6
Development costs	5	—	—
Contractual liability to pre-petition creditors	15	—	—
Non-cash write-down of loan issued for the Harrisburg EfW facility to fund certain facility improvements	—	7	—
Non-cash write-down of capitalized costs related to the Dublin development project	—	23	—
Non-cash write-down of corporate real estate	—	3	—
Total Reconciling Items, pre-tax	14	47	(1)
Pro forma income tax impact	3	(9)	—
Grantor trust activity	1	(2)	1
Reversal of uncertain tax positions related to pre-emergence tax matters	(24)	—	—
Total Reconciling Items, net of tax	$ (6)	$ 36	$ —
Diluted Earnings Per Share Impact	$ (0.04)	$ 0.23	$ —
Weighted Average Diluted Shares Outstanding	142	154	155

Reconciliation of Net Income to Adjusted EBITDA[(A)]

(In millions)

	For the Years Ended December 31,		
	2011	2010	2009
Net Income from Continuing Operations Attributable to Covanta Holding Corporation	$ 79	$ 30	$ 61
Depreciation and amortization expense	193	190	197
Debt service:			
Net interest expense on project debt	31	38	45
Interest expense	67	45	38
Non-cash convertible debt related expense	25	39	24
Investment income	(1)	(1)	(2)
Subtotal debt service	122	121	105
Income tax expense (adjusted for reversal of uncertain tax positions related to pre-emergence tax matters in 2011)	52	24	42
Reversal of uncertain tax positions related to pre-emergence tax matters	(24)	—	—
Contractual liability to pre-petition creditors	15	—	—
Write-down of assets	—	34	—
Development costs	5	—	—
Loss on extinguishment of debt	1	15	—
Gain on sale of business	(9)	—	—
Net income attributable to noncontrolling interests in subsidiaries	5	5	4
Other adjustments:			
Debt service billings in excess of revenue recognized	22	29	20
Non-cash compensation expense	18	17	14
Other non-cash items	13	5	11
Subtotal other adjustments	53	51	45
Total adjustments	413	440	393
Adjusted EBITDA - Continuing Operations	**$ 492**	**$ 470**	**$ 454**

Reconciliation of Cash Flow Provided by Operating Activities to Free Cash Flow from Continuing Operations[A]

(In millions)

	For the Years Ended December 31,		
	2011	**2010**	**2009**
Cash flow provided by operating activities from continuing operations	$ 360	$ 392	$ 352
Less: Maintenance capital expenditures[B]	(80)	(74)	(52)
Free Cash Flow from Continuing Operations	**$ 280**	**$ 318**	**$ 300**
Weighted Average Diluted Shares Outstanding	142	154	155

Selected Uses of Free Cash Flow from Continuing Operations:

	2011	2010	2009
Investments:			
Acquisition of businesses, net of cash acquired	$ (10)	$ (130)	$ (266)
Non-maintenance capital expenditures	(38)	(41)	(22)
Acquisition of land use rights	(8)	(19)	—
Acquisition of noncontrolling interest in subsidiaries	—	(2)	(24)
Purchase of equity interests	—	—	(9)
Other investing activities, net	(12)	(21)	(14)
Total investments	$ (68)	$ (213)	$ (335)
Return of Capital to Stockholders:			
Cash dividends paid to stockholders	$ (32)	$ (233)	$ —
Common stock repurchased	(229)	(95)	—
Total return of capital to stockholders	$ (261)	$ (328)	$ —
Capital Raising Activities:			
Net proceeds from issuance of corporate debt[C]	$ —	$ 390	$ 388
Net proceeds from issuance of project debt[D]	15	10	(5)
Net proceeds from asset sales	12	12	—
Other financing activities, net	(1)	27	36
Net proceeds from capital raising activities	$ 26	$ 439	$ 419
Debt Repayments:			
Net cash used for scheduled principal payments on project debt[E]	$ (99)	$ (170)	$ (121)
Net cash used for scheduled principal payments on long-term debt	(7)	(7)	(7)
Optional repayment of corporate debt	(32)	(313)	—
Fees incurred for debt redemption	—	(2)	—
Total debt repayments	$ (138)	$ (492)	$ (128)
Purchases of Property, Plant and Equipment:			
Maintenance capital expenditures[B]	$ (80)	$ (74)	$ (52)
Capital expenditures associated with construction	(16)	(21)	(13)
Capital expenditures associated with technology development	(6)	(6)	(5)
Capital expenditures associated with organic growth initiatives	(4)	—	—
Capital expenditures-other	(12)	(14)	(4)
Total purchase of property, plant and equipment	$ (118)	$ (115)	$ (74)

(A) The complete consolidated financial statements, including notes and information related to Non-GAAP measures of Adjusted EPS, Adjusted EBITDA, and Free Cash Flow, can be found in the company's Annual Report on Form 10-K for the year ended December 31, 2011.

(B) Purchases of property, plant and equipment are also referred to as capital expenditures. Capital expenditures that primarily maintain and extend the life of existing facilities are classified as maintenance capital expenditures.

(C) Proceeds from issuance of corporate debt are net of financing costs of $0, $10 million and $14 million for the years ended December 31, 2011, 2010, and 2009, respectively. Proceeds from issuance of corporate debt exclude the purchase of convertible note hedge of $112 million and include proceeds from the issuance of warrants of $54 million for the year ended December 31, 2009.

(D) Proceeds from issuance of project debt are net of proceeds used to repay project debt (refinancing) of $0, $29 million and $64 million for the years ended December 31, 2011, 2010, and 2009, respectively. Proceeds from issuance of project debt also exclude interest rate swap termination costs of $11 million for the year ended December 31, 2009.

(E) Principal payments on project debt are net of restricted funds held in trust used to pay debt principal of $38 million, $3 million and $45 million for the years ended December 31, 2011, 2010, and 2009, respectively. Principal payments on project debt exclude project debt refinancing transactions of $0, $29 million and $64 million for the years ended December 31, 2011, 2010 and 2009, respectively.

Board of Directors and Executive Officers

Board of Directors

Samuel Zell
Chairman of the Board
Covanta Holding Corporation
Chairman and Chief Executive Officer
Equity Group Investments

David M. Barse
President and Chief Executive Officer
Third Avenue Management LLC

Ronald J. Broglio
President
RJB Associates

Peter C.B. Bynoe
Partner and Chief Operating Officer
Loop Capital LLC
Senior Counsel
DLA Piper US, LLP

Linda J. Fisher
Vice President, Safety, Health & Environment and Chief Sustainability Officer
E.I. du Pont de Nemours and Company

Joseph M. Holsten
Chairman of the Board
LKQ Corporation

Anthony J. Orlando
President and Chief Executive Officer
Covanta Holding Corporation

William C. Pate
Co-President
Equity Group Investments

Robert S. Silberman
Chairman of the Board of Directors and Chief Executive Officer
Strayer Education, Inc.

Jean Smith
Managing Director
Gordian Group, L.L.C.

Senior Management

Anthony J. Orlando
President and Chief Executive Officer

Sanjiv Khattri
Executive Vice President and Chief Financial Officer

Seth Myones
Executive Vice President and Chief Operating Officer

Timothy J. Simpson
Executive Vice President, General Counsel and Secretary

John M. Klett
Executive Vice President and Chief Technology Officer

Matthew R. Mulcahy
Senior Vice President and Head of Corporate Development

Michael A. Wright
Senior Vice President and Chief Human Resources Officer

Thomas E. Bucks
Senior Vice President and Chief Accounting Officer

Paul Gilman
Senior Vice President and Chief Sustainability Officer

In 2011, our Chief Executive Officer submitted to the New York Stock Exchange ("NYSE") the annual certification regarding Covanta's compliance with the NYSE's corporate governance listing standards, stating that he was not aware of any violation of the NYSE corporate governance listing standards. In addition, our Chief Executive Officer and Chief Financial Officer provided all certifications required by the U.S. Securities and Exchange Commission regarding the quality of Covanta's public disclosures in its reports during 2011.

Shareholder Information

Corporate Office
Covanta Holding Corporation
445 South Street
Morristown, NJ 07960
covantaenergy.com

Independent Accountants and Auditors
Ernst & Young LLP
Metropark, NJ

Investor Services
If you have questions regarding security ownership or would like to request printed information, including the most recent Annual Report on Form 10-K, please contact the Company's Investor Relations Department. Write to the corporate office address, *Attention: Investor Relations Department*, or call 862.345.5000.

Please send change of address notices directly to the Transfer Agent.

Transfer Agent
American Stock Transfer and Trust Company
59 Maiden Lane
Plaza Level
New York, NY 10038
800.937.5449
718.921.8124
718.236.2641 Fax

Overnight Address
American Stock Transfer and Trust Company
Operations Center
6201 15th Avenue
Brooklyn, NY 11219

This 2011 Annual Report to Shareholders ("2011 Annual Report") contains an overview of our business, as well as information regarding our operations during 2011 and other information that our shareholders may find useful. Our 2011 Annual Report includes certain items from our Annual Report on Form 10-K for the fiscal year ended December 31, 2011 filed with the U.S. Securities and Exchange Commission ("SEC") on February 15, 2012 (the "2011 Form 10-K"). Please note, however, that the 2011 Form 10-K is not incorporated by reference into this 2011 Annual Report.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this 2011 Annual Report may constitute "forward-looking" statements as defined in Section 27A of the Securities Act of 1933 (the "Securities Act"), Section 21E of the Securities Exchange Act of 1934 (the "Exchange Act"), the Private Securities Litigation Reform Act of 1995 (the "PSLRA") or in releases made by the Securities and Exchange Commission ("SEC"), all as may be amended from time to time. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of Covanta Holding Corporation and its subsidiaries ("Covanta") or industry results, to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. Statements that are not historical fact are forward-looking statements. Forward-looking statements can be identified by, among other things, the use of forward-looking language, such as the words "plan," "believe," "expect," "anticipate," "intend," "estimate," "project," "may," "will," "would," "could," "should," "seeks," or "scheduled to," or other similar words, or the negative of these terms or other variations of these terms or comparable language, or by discussion of strategy or intentions. These cautionary statements are being made pursuant to the Securities Act, the Exchange Act and the PSLRA with the intention of obtaining the benefits of the "safe harbor" provisions of such laws. Covanta cautions investors that any forward-looking statements made by Covanta are not guarantees or indicative of future performance. Important assumptions and other important factors that could cause actual results to differ materially from those forward-looking statements with respect to Covanta include, but are not limited to, the risks and uncertainties affecting its businesses described in the periodic and other filings by Covanta with the SEC.

Although Covanta believes that its plans, intentions and expectations reflected in or suggested by such forward-looking statements are reasonable, actual results could differ materially from a projection or assumption in any of its forward-looking statements. Covanta's future financial condition and results of operations, as well as any forward-looking statements, are subject to change and inherent risks and uncertainties. The forward-looking statements contained in this 2011 Annual Report are made only as of the date hereof and Covanta does not have, or undertake, any obligation to update or revise any forward-looking statements whether as a result of new information, subsequent events or otherwise, unless otherwise required by law.

Performance Graph

The following transitional graph sets forth a comparison of the yearly percentage change in the Company's cumulative total stockholder return on common stock with the Standard and Poor's Midcap 400 Index*, the Dow Jones US Electricity Index** and the Dow Jones Waste & Disposal Services Index**. Because the Standard and Poor's Midcap 400 Index* provides a more appropriate broad-based index comparison for our performance graph than the Standard & Poor's 500 Stock Index*, it will replace the Standard & Poor's 500 Stock Index in future graphs. We have added the Dow Jones US Electricity Index** to provide an added point of comparison for our business. The foregoing cumulative total returns are computed assuming (a) an initial investment of $100, and (b) the reinvestment of dividends at the frequency which dividends were paid during the applicable years. The graph below reflects comparative information for the five fiscal years beginning with the close of trading on December 31, 2006 and ending December 31, 2011.

The stockholder return reflected below is not necessarily indicative of future performance.

Comparison of Five Year Cumulative Total Return
Assumes Initial Investment of $100


$250
$200
$150
$100
$50
$0
12/06
6/07
12/07
6/08
12/08
6/09
12/09
6/10
12/10
6/11
12/11
Covanta Holding Corporation
Dow Jones US Electricity Index
Standard & Poor's 500 Stock Index
S&P Midcap 400 Index
Dow Jones US Waste & Disposal Index

* The Standard & Poor's 500 Stock Index and the Standard and Poor's Midcap 400 Index are capitalization-weighted indexes designed to measure performance of the broad domestic economy through changes in the aggregate market value of the component stocks representing all major industries.

** The Dow Jones Waste & Disposal Services Index and the Dow Jones US Electricity Index are maintained by Dow Jones & Company, Inc. As described by Dow Jones, the Dow Jones Waste & Services Index consists of providers of pollution control and environmental services for the management, recovery and disposal of solid and hazardous waste materials, such as landfills and recycling centers. The Dow Jones US Electricity Index represents wholesale electricity transactions. Calculations for these average power transactions are from specific geographic areas.

About the Production of this Report

Printing This report was printed in its entirety using the latest ultraviolet (UV) technology. UV inks do not produce harmful by-products like standard printing inks. This eliminates the need for solvents that release volatile organic compounds into the atmosphere. Empty ink containers require no special disposal method and UV printed material can be safely recycled. The printer of this book is certified by the Forest Stewardship Council™ (FSC®), ensuring that it meets the highest standards of responsible forest management.

Paper This report was printed on ENVIRONMENT® PC 100 White from Neenah Paper, containing 100% post-consumer fiber, manufactured entirely with 100% Certified Renewable Energy, Made Carbon Neutral Plus and Processed Chlorine Free. This paper is Green Seal™ and FSC certified ensuring responsible forest management.

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